                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           AMENDMENT TO SCHEDULE TO/A
           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                AMENDMENT NO. 2

                               UTILX CORPORATION
                       (Name of Subject Company (Issuer))

                          INFRASTRUX ACQUISITION, INC.
                             INFRASTRUX GROUP, INC.
                            PUGET SOUND ENERGY, INC.

                      (Names of Filing Persons (Offerors))

                                  COMMON STOCK
            (including the associated common stock purchase rights)
                         (Title of Class of Securities)

                                   918031105
                     (CUSIP Number of Class of Securities)

                                  John Durbin
                             InfrastruX Group, Inc.
                              411-108th Ave. N.E.
                           Bellevue, Washington 98004
                                 (425) 454-6363

           Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications on Behalf of Filing Persons)

                                    COPY TO:
                                   Andrew Bor
                                Perkins Coie LLP
                         1201 Third Avenue, 40th Floor
                               Seattle, WA  98101
                                 (206) 583-8888

                                 July 31, 2000
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                           CALCULATION OF FILING FEE

                             TRANSACTION VALUATION*
                                  $55,421,205

AMOUNT OF FILING FEE
     $11,084

     * For purposes of calculating amount of filing fee only. The amount assumes the purchase of 9,048,360 shares of common stock (the "Shares"), of UTILX Corporation (the "Company"), at a price per share of $6.125. Such number of shares represents all the Shares outstanding as of June 2, 2000, plus the number of shares issuable upon the exercise of all options, warrants and other rights to purchase Shares.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid:  $11,084                  Form or Registration No.:
                                                       Schedule TO

     Filing Party:  InfrastruX Acquisition, Inc.       Date Filed: June 30, 2000
                    InfrastruX Group, Inc. and
                    Puget Sound Energy, Inc.


[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

     [X]  third-party tender offer subject to Rule 14d-1.

     [ ]  issuer tender-offer subject to Rule 13e-4.

     [ ]  going private transaction subject to Rule 13e-3.

     [ ]  amendment to Schedule 13D under Rule 13d-2.


     Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

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     This Amendment No. 2 amends and supplements the Tender Offer Statement on
Schedule TO (the "Statement"), originally filed on June 30, 2000, as amended by Amendment No. 1, relating to the offer by InfrastruX Acquisition, Inc., a Delaware corporation ("Purchaser") and a wholly-owned subsidiary of InfrastruX Group, Inc. ("Parent"), a Washington Corporation and a wholly-owned subsidiary of Puget Sound Energy, Inc., to purchase all outstanding shares of common stock (the "Shares") of UTILX Corporation, a Delaware corporation (the "Company"), at a price of $6.125 per share, net to the seller in cash, without interest thereon, upon the terms and conditions set forth in this Amendment No. 2 (the "Offer"). Capitalized terms used and not defined herein shall have the meanings ascribed to such terms in the Statement.

     ITEM 8.  INTEREST IN THE SECURITIES OF THE SUBJECT COMPANY.

     On July 31, 2000, InfrastruX Group, Inc. issued a press release, a copy of which is attached hereto as Exhibit (a)(9) and is incorporated herein by reference.

     ITEM 11. ADDITIONAL INFORMATION.

     On July 31, 2000, InfrastruX Group, Inc. issued a press release, a copy of which is attached hereto as Exhibit (a)(9) and is incorporated herein by reference.

     Additionally, in accordance with the Merger Agreement, the Purchaser intends to merge with and into the Company whereby each Share not tendered and purchased in the Offer will be converted into the right to receive $6.125 in cash payable to the holder threof.

     ITEM 12.  EXHIBITS.

     Item 12 is hereby amended and supplemented to add the following:

     (a)(9) Text of Press Release dated July 31, 2000, issued by Parent.

                                      -3-
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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  July 31, 2000

                                   INFRASTRUX ACQUISITION, INC.,


                                   by      /s/ John D. Durbin
                                           -------------------------------------
                                   Name:   John D. Durbin
                                   Title:  President and Chief Executive Officer


                                   INFRASTRUX GROUP, INC.,


                                   by      /s/ John D. Durbin
                                           -------------------------------------
                                   Name:   John D. Durbin
                                   Title:  President and Chief Executive Officer


                                   PUGET SOUND ENERGY, INC.,


                                   by      /s/ James W. Eldredge
                                           -------------------------------------
                                   Name:   James W. Eldredge
                                   Title:  Corporate Secretary and Controller

                                      -4-
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                                 EXHIBIT INDEX

     EXHIBIT    EXHIBIT
     NUMBER     NAME

     (a)(1)     Amended Offer to Purchase.*

     (a)(2)     Letter of Transmittal.*

     (a)(3)     Notice of Guaranteed Delivery.*

     (a)(4) Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.*

     (a)(5) Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.*

     (a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

     (a)(7)     Summary Advertisement dated June 30, 2000.*

     (a)(8) Text of Joint Press Release dated June 29, 2000, issued by the Company and Parent (incorporated herein by reference to the Tender Offer Statement on Schedule TO filed by the Purchaser and Parent on June 30).*

     (a)(9)     Text of Press Release dated July 31, 2000, issued by Parent.

     (b)        None.

     (d)(1) Agreement and Plan of Merger dated as of June 28, 2000, among Parent, Purchaser and the Company.*

     (d)(2) Confidentiality Agreement dated as of May 24, 2000, by and between the Company and Parent.*

     (d)(3) Non-Solicitation and Expense Reimbursement Agreement, dated as of June 14, 2000, between the Company and Parent.*

     (d)(4) Employment Agreement, dated as of June 28, 2000, between the Company, William Weisfield and Parent.*

     (g)        None.

     (h)        None.

     - - - - - - - - - - - -

     * Previously filed.

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